Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of May 14, 2020, China Recycling Energy Corporation (the “Company”, “we”, “us” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) which consists of common stock, $0.001 par value per share (the “Common Stock”). The following is a summary of information concerning our Common Stock. This summary does not purport to be a complete statement of the relevant provisions of the Common Stock and is qualified in its entirety by the provisions of our Articles of Incorporation, as amended (the “Articles of Incorporation”), our Fourth Amended and Restated Bylaws (“Bylaws”), and applicable provisions of the Nevada Revised Statutes (the “NRS”).

Common Stock

As of May 14, 2020, our authorized capital stock consists of 10,000,000 shares of Common Stock of which 2,182,642 shares were issued and outstanding, held by approximately 2,720 shareholders of record. The share and per share numbers relating to our Common Stock reflect a one-for-ten (1:10) reverse stock split of the issued and outstanding shares of Common Stock (the “Reverse Stock Split”), which became effective on April 13, 2020. Upon the effectiveness of the Reverse Stock Split, we also correspondingly decreased the number of the authorized shares of our Common Stock.

The actual number of the Company’s holders of Common Stock is greater than the number of stockholders of record and includes beneficial owners whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities. In addition, as of May 14, 2020, we had options to purchase 900 shares of Common stock issued and outstanding and warrants to purchase 30,411 shares of Common Stock issued and outstanding. The authorized and unissued shares of Common Stock are available for issuance without further action by our stockholders unless such action is required by applicable law or the rules of The Nasdaq Capital Market stock exchange on which our securities are listed. Unless approval of our stockholders is so required, our board of directors will not seek stockholder approval for the issuance and sale of our Common stock.

The holders of our Common Stock are entitled to one vote per share. Our Articles of Incorporation do not provide for cumulative voting. The holders of our Common Stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of legally available funds; however, the current policy of our board of directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up, the holders of our Common Stock are entitled to share ratably in all assets that are legally available for distribution. The holders of our Common Stock have no preemptive, subscription, redemption or conversion rights. All issued and outstanding shares of Common Stock are fully paid and nonassessable.

Our Common Stock is currently traded on the The Nasdaq Capital Market under the symbol “CREG.” The transfer agent and registrar for our common stock is Securities Transfer Corporation.

Anti-Takeover Effects of Certain Provisions of Nevada Law

As a Nevada corporation, we are also subject to certain provisions of the NRS that have anti-takeover effects and may inhibit a non-negotiated merger or other business combination. These provisions are intended to encourage any person interested in acquiring us to negotiate with, and to obtain the approval of, our board of directors in connection with such a transaction. However, certain of these provisions may discourage a future acquisition of us, including an acquisition in which the stockholders might otherwise receive a premium for their shares. As a result, stockholders who might desire to participate in such a transaction may not have the opportunity to do so.

The NRS provides that specified persons who, with or through their affiliates or associates, own, or affiliates and associates of the subject corporation at any time within two years own or did own, 10% or more of the outstanding voting stock of a corporation cannot engage in specified business combinations with the corporation for a period of two years after the date on which the person became an interested stockholder, unless the combination meets all of the requirements of the articles of incorporation of the company, and: (i) the combination or transaction by which such person first became an interested stockholder was approved by the board of directors before they first became an interested stockholder; or (ii) such combination is approved by: (x) the board of directors; and (y) at an annual or special meeting of the stockholders (not by written consent), the affirmative vote of stockholders representing at least 60% of the outstanding voting power not beneficially owned by such interested stockholder. The law defines the term “business combination” to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders.

The Control Share Acquisition Statute generally applies only to Nevada corporations with at least 200 stockholders of record, including at least 100 stockholders of record who are Nevada residents, and which conduct business directly or indirectly in Nevada. This statute generally provides that any person that acquires a “controlling interest” acquires voting rights in the control shares, as defined, only as conferred by the disinterested stockholders of the corporation at a special or annual meeting. A person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares.” In the event control shares are accorded full voting rights and the acquiring person has acquired at least a majority of all of the voting power, any stockholder of record who has not voted in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of its shares.

These laws may have a chilling effect on certain transactions if our Articles of Incorporation or Bylaws are not amended to provide that these provisions do not apply to us or to an acquisition of a controlling interest, or if our disinterested stockholders do not confer voting rights in the control shares.